SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934*

ARAMARK CORPORATION (Name of Issuer)

Class A Common Stock, par value $0.01 per share Class B Common Stock, par value $0.01 per share (Title of Class of Securities)

Class A Common Stock: None Class B Common Stock: 038521100 (CUSIP Number)

Gregory Gilbert, Esq. O’Melveny & Myers LLP 7 Times Square New York, NY 10036 (212) 326-2000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006 (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 17 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCMP Capital Investors II, L.P. 20-5150926

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Class A Common Stock 0% Class B Common Stock

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D	Page 3 of 17 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCMP Capital Investors (Cayman) II, L.P. 20-5150959

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Class A Common Stock 0% Class B Common Stock

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCMP Capital Associates, L.P. 20-4033783

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Class A Common Stock 0% Class B Common Stock

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCMP Capital Associates GP, LLC 16-1744388

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Class A Common Stock 0% Class B Common Stock

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCMP Capital, LLC 83-0429992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Class A Common Stock 0% Class B Common Stock

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D	Page 7 of 17 Pages
 Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Issuer Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the CCMP Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own the shares of Class B Common Stock into which any shares of Class A Common Stock are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent that any shares of Class A Common Stock in which the CCMP Reporting Persons may be deemed to have beneficial ownership are converted into Class B Common Stock, the CCMP Reporting Persons’ deemed beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

This Statement is being filed by (i) CCMP Capital Investors II, L.P., a Delaware limited partnership (“CCMP Fund II”); (ii) CCMP Capital Investors (Cayman) II, L.P., a Cayman Islands exempted limited partnership (“CCMP Cayman”); (iii) CCMP Capital Associates, L.P., a Delaware limited partnership (“CCMP LP”); (iv) CCMP Capital Associates GP, LLC, a limited liability company organized under the laws of Delaware (“CCMP GP”); and (v) CCMP Capital, LLC, a limited liability company organized under the laws of Delaware (“CCMP Capital” and, collectively with CCMP Fund II, CCMP Cayman, CCMP LP and CCMP GP, the “CCMP Reporting Persons”).

The principal business and principal office of each of CCMP Fund II and CCMP Cayman is located at 245 Park Avenue, New York, NY 10167.

CCMP Fund II and CCMP Cayman are engaged in the private equity and leveraged buyout business. The general partner of each of CCMP Fund II and CCMP Cayman is CCMP LP, who is also engaged directly and indirectly (through affiliates) in the private equity and leveraged buyout business with its principal business and principal office located at 245 Park Avenue, New York, NY 10167.

The general partner of CCMP LP is CCMP GP, who is also engaged directly and indirectly (through affiliates) in the private equity and leveraged buyout business with its principal business and principal office located at 245 Park Avenue, New York, NY 10167.

SCHEDULE 13D	Page 8 of 17 Pages

CCMP GP is a wholly owned subsidiary of CCMP Capital, which is engaged (primarily through subsidiaries) in the private equity and leveraged buyout business with its principal business and principal office located at 245 Park Avenue, New York, NY 10167. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of CCMP GP.

CCMP Capital was recently established when the senior buyout/growth equity professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to form an independent private equity platform. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each member and executive officer of CCMP Capital. CCMP Capital Advisors, LLC, a wholly owned subsidiary of CCMP Capital, is a registered investment adviser and is the investment adviser to CCMP Fund II, CCMP Cayman and J.P. Morgan Partners (BHCA), L.P. and certain of its affiliates.

During the last five years, none of the CCMP Reporting Persons, nor to the knowledge of the CCMP Reporting Persons, none of the executive officers or members named on Schedule A or Schedule B hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), RMK Finance LLC, a Delaware limited liability company (“SibCo”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $8.3 billion.

In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the “Sponsor Equity Commitment Letters”), each of GS Capital Partners V Fund, L.P., CCMP Fund II, J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Partners, L.P., Warburg Pincus Private Equity IX, L.P. or any of their affiliates (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $.10 per share, of MergerCo (the “MergerCo Common Stock”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibits 7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

SCHEDULE 13D	Page 9 of 17 Pages

In addition, Joseph Neubauer, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to contribute approximately 8.5 million shares of Class A Common Stock (the “Rollover Shares”) to MergerCo in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

In addition, SibCo entered into a Debt Commitment Letter with JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., and Goldman Sachs Credit Partners L.P. (collectively, the “Lenders”), dated as of August 8, 2006 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the “Letter Agreements”), each of the Sponsors (except J.P. Morgan Partners (BHCA), L.P.), and J.P. Morgan Partners, LLC unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of MergerCo’s payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Fund II and J.P. Morgan Partners, LLC, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are attached hereto as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

On August 8, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares owned by MergerCo, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation (“HoldCo”) or the Issuer) would be converted into the right to receive $33.80 per share in cash. The Press Release is attached hereto as Exhibit 7.13 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 4.

SCHEDULE 13D	Page 10 of 17 Pages

In connection with the Transactions, Mr. Neubauer entered into a Voting Agreement with SibCo, dated as of August 8, 2006 (the “Voting Agreement”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

In addition, MergerCo, SibCo, Mr. Neubauer and the Sponsors, entered into an Interim Investors Agreement, dated as of August 8, 2006 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than shares being rolled over in the Transactions). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors and certain of their affiliates, Mr. Neubaurer, and certain members of the Issuer’s management who elect to participate in the Transactions.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. One or more of the CCMP Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

SCHEDULE 13D	Page 11 of 17 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, none of the CCMP Reporting Persons, nor to the knowledge of the CCMP Reporting Persons, none of the executive officers or members named on Schedule A or Schedule B hereto, as of the date hereof, beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the CCMP Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates. As a result, the CCMP Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the CCMP Reporting Persons might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,409 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006 (the “Neubauer 13D/A”) and (ii) the 23,945,409 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,002,658 shares of Class B Common Stock that the CCMP Reporting Persons have been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. (“Goldman Sachs”) or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the CCMP Reporting Persons do not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates whose ownership needs to be aggregating for purposes of reporting on Form 13D, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the CCMP Reporting Persons is approximately 41.2% and 17.6%, respectively. The foregoing percentages are based on 56,753,754 shares of Class A Common Stock and 123,299,981 shares of Class B Common Stock outstanding at July 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006.

Each of the CCMP Reporting Persons hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners or Warburg Pincus LLC, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any CCMP Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any CCMP Reporting Person has an obligation to file this Statement.

SCHEDULE 13D	Page 12 of 17 Pages

(b) None of the CCMP Reporting Persons, nor to the knowledge of the CCMP Reporting Persons, none of the executive officers or members named on Schedule A or Schedule B hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

(c) Except as disclosed in this Statement, none of the CCMP Reporting Persons, nor to the knowledge of the CCMP Reporting Persons, none of the executive officers or members named on Schedule A or Schedule B hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the CCMP Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 7.01

GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.02

CCMP Capital Investors II, L.P. Equity Commitment Letter, dated August 8, 2006.

EXHIBIT 7.03

J.P. Morgan Partners (BHCA), L.P. Equity Commitment Letter, dated August 8, 2006.*

SCHEDULE 13D	Page 13 of 17 Pages

EXHIBIT 7.04

Thomas H. Lee Partners, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.05

Warburg Pincus Private Equity IX, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.06

Rollover Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.07

Debt Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.08

GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.09

CCMP Capital Investors II, L.P. Letter Agreement, dated August 8, 2006.

EXHIBIT 7.10

J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.11

Thomas H. Lee Partners, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.12

Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.13

Press Release, dated August 8, 2006.*

EXHIBIT 7.14

Agreement and Plan of Merger, by and among RMK Acquisition Corporation, RMK Finance LLC and ARAMARK Corporation, dated August 8, 2006.*

EXHIBIT 7.15

Voting Agreement, by and between RMK Acquisition Corporation and Joseph Neubauer, dated August 8, 2006.*

SCHEDULE 13D	Page 14 of 17 Pages

EXHIBIT 7.16

Interim Investors Agreement, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P., and Joseph Neubauer, dated as of August 8, 2006.*

* Previously filed with Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 18, 2006

CCMP CAPITAL INVESTORS II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC, its general partner

By: /s/ Stephen Murray Name: Stephen Murray Title: President and Chief Operating Officer

CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC, its general partner

By: /s/ Stephen Murray Name: Stephen Murray Title: President and Chief Operating Officer

CCMP CAPITAL ASSOCIATES, L.P.

By: CCMP Capital Associates GP, LLC, its general partner

By: /s/ Stephen Murray Name: Stephen Murray Title: President and Chief Operating Officer

CCMP CAPITAL ASSOCIATES GP, LLC

By: /s/ Stephen Murray Name: Stephen Murray Title: President and Chief Operating Officer

CCMP CAPITAL, LLC

By: /s/ Stephen Murray Name: Stephen Murray Title: President and Chief Operating Officer

SCHEDULE A

CCMP CAPITAL ASSOCIATES GP, LLC

Executive Officers1

Chairman and Chief Executive Officer	Jeffrey Walker
President and Chief Operating Officer	Stephen Murray
Managing Director	Christopher Behrens
Managing Director	Michael Hannon
Managing Director	Jonathan Lynch
Managing Director	Timothy Walsh
Managing Director	Dana Beth Ardi
Managing Director	John Breckenridge
Managing Director	Julie Casella-Esposito
Managing Director	Nancy-Ann Deparle
Managing Director	Benjamin Edmands
Managing Director	Mathew Lori
Managing Director	Stephen McKenna
Managing Director	Sunil Mishra
Managing Director	Kevin O’Brien
Managing Director	Faith Rosenfeld
Managing Director	William Stuek
Managing Director	Lauren Tyler
Managing Director	Richard Waters, Jr.
Managing Director, General Counsel, Chief Compliance Officer and Secretary	Richard Jansen
Managing Director, Chief Financial Officer and Assistant Secretary	Marc Unger

1  Each of whom is a United States citizen. Principal occupation is employee and/or officer of CCMP Capital Advisors, LLC. Business address is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, NY 10167.

SCHEDULE B

CCMP CAPITAL, LLC

Members and Executive Officers1

Managing Member, Chairman and Chief Executive Officer	Jeffrey Walker
Managing Member, President and Chief Operating Officer	Stephen Murray
Member and Managing Director	Christopher Behrens
Member and Managing Director	Michael Hannon
Member and Managing Director	Jonathan Lynch
Member and Managing Director	Timothy Walsh
Secretary and General Counsel	Richard Jansen
Chief Financial Officer and Assistant Secretary	Marc Unger

Members

Thomas Walker2
Stephen Welton3

1  Each of whom is a United States citizen. Principal occupation is employee and/or officer of CCMP Capital Advisors, LLC. Business address is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, NY 10167. Each of whom other than Richard Jansen and Marc Unger is a member of the Investment Committee.

2  Mr. Walker is a United States citizen. His principal occupation is owner of CCMP Capital Advisors (UK), LLP. His business address is c/o CCMP Capital Advisors (UK), LLP, Almack House, 28 King Street, London SW1Y 6XA. Mr. Walker is also a member of the Investment Committee.

3  Mr. Welton is a citizen of the United Kingdom. His principal occupation is owner of CCMP Capital Advisors (UK), LLP. His business address is c/o CCMP Capital Advisors (UK), LLP, Almack House, 28 King Street, London SW1Y 6XA. Mr. Welton is also a member of the Investment Committee.